

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

July 19, 2017

Via E-mail
Mr. Alan M. Brown
Chief Executive Officer
Tombstone Exploration Corporation
6529 E. Friess Drive
Scottsdale, AZ 85254

   Re: Tombstone Exploration Corporation
       Form 20-F for Fiscal Year Ended December 31, 2015
       Filed September 9, 2016
       Response dated May 12, 2017
       File No. 000-29922

Dear Mr. Brown:

   We issued comments to you on the above captioned filing and response on May 22, 2017. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by August 2, 2017.

   If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

   You may contact James Giugliano at (202) 551-3319, or Angela Lumley at (202) 551-3398, with any questions.

            Sincerely,

            /s/ Rufus Decker

            Rufus Decker
            Accounting Branch Chief
            Office of Beverages, Apparel, and
            Mining